EXHIBIT 99.1

Key information relating to the cash dividend to be paid by Golar LNG Limited

Reference is made to the third quarter 2023 report released on November 21, 2023. Golar LNG Limited (“Golar”), NASDAQ ticker: GLNG, has declared a total dividend of $0.25 per share to be paid on or around December 11, 2023.  The record date will be December 1, 2023.
Due to the implementation of the Central Securities Depository Regulation (“CSDR”), please note the information below on the payment date for the small number of Golar shares registered in Norway’s central securities depository (“VPS”):

  Dividend amount: $0.25 per share
  Declared currency: USD. Dividends payable to shares registered in the VPS will be distributed in NOK
  Last day including right: November 29, 2023
  Ex-date: November 30, 2023
  Record date: December 1, 2023
  Payment date: On or about December 11, 2023. Due to the implementation of CSDR in Norway, dividends payable to shares registered in the VPS will be distributed on or about December 13, 2023.

Golar LNG Limited
Hamilton, Bermuda
November 21, 2023

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act